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                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                             (Amendment No. 1)*



                                  SJW CORP.
------------------------------------------------------------------------------
                               (Name of Issuer)



                       COMMON STOCK, PAR VALUE $3.125
------------------------------------------------------------------------------
                       (Title of Class of Securities)



                                  784305104
------------------------------------------------------------------------------
                               (CUSIP Number)



                           JOHN D. HUSSEY, ESQUIRE
                   SHEPPARD, MULLIN, RICHTER & HAMPTON LLP
                      333 SOUTH HOPE STREET, 48TH FLOOR
                        LOS ANGELES, CALIFORNIA 90071
------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                               OCTOBER 28, 1999
------------------------------------------------------------------------------

           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
























                      (Continued on following page(s))

CUSIP No. 784305104                  13D

------------------------------------------------------------------------------

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      ROSCOE MOSS, JR.
------------------------------------------------------------------------------

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a)  [  ]
                                                                   (b)  [  ]
------------------------------------------------------------------------------

3     SEC USE ONLY


------------------------------------------------------------------------------

4     SOURCE OF FUNDS*


      NOT APPLICABLE
------------------------------------------------------------------------------

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO  ITEMS 2(d) OR 2(e)                                   [  ]

      NOT APPLICABLE
------------------------------------------------------------------------------

6     CITIZENSHIP OR PLACE OF ORGANIZATION


      UNITED STATES OF AMERICA
------------------------------------------------------------------------------


   NUMBER OF      7     SOLE VOTING POWER
     SHARES             523,878
  BENEFICIALLY    ------------------------------------------------------------

    OWNED BY      8     SHARED VOTING POWER
      EACH              NONE
   REPORTING      ------------------------------------------------------------

     PERSON       9     SOLE DISPOSITIVE POWER
      WITH              523,878
                  ------------------------------------------------------------

                  10    SHARED DISPOSITIVE POWER
                        NONE

------------------------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

      523,878
------------------------------------------------------------------------------

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*
                                                                        [  ]
------------------------------------------------------------------------------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      17.20%
------------------------------------------------------------------------------

14    TYPE OF REPORTING PERSON*

      IN
------------------------------------------------------------------------------


                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                Schedule 13D


Item 1.     Security and Issuer

      This statement relates to the Common Stock, par value $3.125 ("Common Stock"), of SJW Corp. ("SJW"). The address of the principal executive office is:

                  SJW Corp.
                  374 West Santa Clara Street
                  San Jose, California  95113

Item 2.     Identity and Background

      The following information relates to the Reporting Person, as defined below:

            (a)   Name:  Roscoe Moss, Jr. (the "Reporting Person")

            (b)   Business Address:  4360 Worth Street, Los Angeles,
                  California 90063

            (c) Principal Occupation: Chairman, Roscoe Moss Manufacturing Company, 4360 Worth Street, Los Angeles, California 90063

            (d)   Criminal Convictions:  None

            (e)   Securities Violations:  None

            (f)   Citizenship:  United States of America

Item 3.     Source and Amount of Funds or Other Consideration

      On August 20, 1992, SJW, Roscoe Moss Company (now Western Precision, Inc.), Roscoe Moss, Jr., George E. Moss and the other shareholders of Roscoe Moss Company entered into a Stock Exchange Agreement (the "Exchange Agreement") pursuant to which the shareholders of Roscoe Moss Company agreed to exchange their shares of Roscoe Moss Company stock for SJW Common Stock (the "Exchange"). Prior to the closing of the Exchange (the "Closing") and as required by the Exchange Agreement, Roscoe Moss Company merged its wholly-owned subsidiary, Western Precision, Inc., into itself and changed its name from Roscoe Moss Company to Western Precision, Inc.

      The Closing occurred on December 31, 1992 and as a result Western Precision's shareholders received shares of SJW Common Stock, SJW received all of the outstanding shares of Western Precision (formerly Roscoe Moss Company) stock and Western Precision became a wholly-owned subsidiary of SJW. Pursuant to the Exchange Agreement, a portion of the shares issued to Roscoe Moss, Jr. were deposited into escrow with Bank of America pursuant to the terms of an Escrow

Agreement among Bank of America, SJW, Roscoe Moss, Jr. and George E. Moss (the "Escrow Agreement"). Thereafter the Escrow Agreement terminated according to its terms, and the Reporting Person received dispositive power as to the withheld shares he was entitled to receive.

Item 4.     Purpose of Transaction

      The securities were originally acquired for investment. See Item 6 below for a description of a proposed transaction involving the acquisition of SJW by American Water Works Company, Inc. ("AWW"), a transaction which, if completed, would cause the Reporting Person to cease to have a reporting obligation.

Item 5.     Interest in Securities of the Issuer

      (a) The Reporting Person beneficially owns 523,878 shares (17.2% of the outstanding shares of SJW based on the most recently available filings with the Commission).

      (b) The Reporting Person, as the Trustee of the Roscoe Moss, Jr. Revocable Trust Agreement, as amended, has sole power to vote and dispose of the shares.

      (c) The Reporting Person has had no transactions in the common stock in the last 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      On October 28, 1999, SJW, AWW and SJW Acquisition Corp. ("Merger Sub") entered into an Agreement and Plan of Merger ("Merger Agreement") whereby Merger Sub will, upon the as the yet to be determined Closing Date (as such term is defined in the Merger Agreement), merge with and into SJW and SJW shall continue as the surviving corporation and wholly-owned subsidiary of AWW (the "Merger'). Pursuant to the terms of the Merger Agreement, at the Effective Time (as such term is defined in the Merger Agreement (the "Effective Time")), each outstanding share of SJW will convert into the right to receive $128.00 in cash. In addition, at the Effective Time all shares of SJW shall cease to exist and shall be canceled.

      In conjunction with the Merger Agreement, the Reporting Person has entered into a Stockholders Agreement dated as of October 28, 1999 (the "Stockholders Agreement"), by and among AWW, the Reporting Person, and George E. Moss, Sr. Pursuant to the terms of the Stockholders Agreement, the Reporting Person has agreed to vote his shares of SJW in favor of approval of the Merger Agreement and the Merger, and against any action that either would result in breach of the Merger Agreement, or would interfere with or delay completion of the Merger.

Item 7.     Material to be Filed as Exhibits

      Exhibit "A" - Stockholders Agreement

Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: November 8, 1999             /s/ Roscoe Moss, Jr.
                                   ----------------------------------------
                                   Roscoe Moss, Jr.

                                                                     Exhibit A
                                                                     ---------

                                                              Roscoe Moss, Jr.
                                                           George E. Moss, Sr.


                            STOCKHOLDERS AGREEMENT


            STOCKHOLDERS AGREEMENT dated as of October 28, 1999 (this "Agreement"), among American Water Works Company, Inc., a Delaware corporation ("AWW"), and the individuals and other parties listed on Schedule A attached hereto (each, a "Shareholder" and, collectively, the "Shareholders").

            WHEREAS AWW, SJW Acquisition Corp., a Delaware corporation ("Merger Sub") and SJW Corp., a California corporation (the "Company"), propose to enter into an Agreement and Plan of Merger dated as of the date hereof (as the same may be amended or supplemented, the "Merger Agreement"; capitalized terms used but not defined herein shall have the meanings set forth in the Merger Agreement), providing for the merger of Merger Sub with and into the Company, with the Company as the surviving corporation in the merger (the "Merger"), upon the terms and subject to the conditions set forth in the Merger Agreement;

            WHEREAS each Shareholder owns the number of shares of common stock, par value $3.125 per share, of the Company (the "Common Stock"), set forth opposite his, her or its name on Schedule A attached hereto (such shares of Common Stock, together with any other shares of capital stock of the Company acquired by such Stockholder after the date hereof and during the term of this Agreement (including through the exercise of any stock options, warrants or similar instruments), being collectively referred to herein as the "Subject Shares");

            WHEREAS as a condition to its willingness to enter into the Merger Agreement, AWW has requested that each Shareholder enter into this Agreement.

            NOW, THEREFORE, to induce AWW to enter into, and in consideration of its entering into, the Merger Agreement, and in consideration of the promises and the representations, warranties and agreements contained herein, the parties agree as follows:

            1. AGREEMENT TO VOTE SHARES. Each of the Shareholders agrees during the term of this Agreement to vote the Subject Shares as to which it has voting power or control, in person or by proxy, (i) in favor of the Merger, the adoption and approval of the Merger Agreement and the approval of the transactions contemplated by the Merger Agreement; (ii) against any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement; and (iii) against any action or agreement (other than the Merger Agreement or the transactions contemplated thereby) that would impede, interfere with, delay, postpone or attempt to discourage the Merger including, but not limited to: (A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company or any Subsidiary; (B) a sale or transfer of a material amount of assets of the Company or any Subsidiary or a reorganization, recapitalization or liquidation of the Company or any Subsidiary; (C) any change in the management or the board of directors of the Company or any Subsidiary, except as otherwise agreed to in writing by AWW; (D) any material change in the present capitalization or dividend policy of the Company; or (E) any other material change in the Company's or any Subsidiary's corporate structure or business, at every meeting of the stockholders of the Company at which such matters are considered and at every adjournment thereof (each, a "Stockholder Meeting") and in any action taken by written consent in lieu of a meeting.

            2. REPRESENTATIONS AND WARRANTIES OF STOCKHOLDERS. Each Stockholder hereby represents and warrants to AWW as follows:

                  (a) Ownership of Shares. Such Stockholder owns beneficially and of record the number of Subject Shares set forth on Schedule A opposite such Stockholder's name and such Subject Shares constitute all of the shares of capital stock of the Company owned by such Stockholder. Such Stockholder has sole voting power and sole power of disposition with respect to all of such Subject Shares, with no restrictions on such Stockholder's rights of voting or disposition pertaining thereto and no other person has any right to direct such Stockholder with respect to voting any of such Stockholder's Subject Shares or approve the voting by such Stockholder of any of the Subject Shares or has any right to approve any amendment or modification of this Agreement. Such Stockholder owns all of such Subject Shares, free and clear of any Encumbrance, other than pursuant to this Agreement or applicable securities laws.

                  (b) Enforceability. This Agreement has been duly and validly executed and delivered by such Stockholder and, assuming this Agreement constitutes a valid and binding obligation of AWW, this Agreement constitutes a valid and binding agreement of such Stockholder enforceable against such Stockholder in accordance with its terms.

            3. NO OTHER GRANT OF PROXY. The Shareholder will not, directly or indirectly, grant any proxies or powers of attorney with respect to the Subject Shares (other than in connection with matters proposed by the Company at an annual meeting of the Company other than any matter described in Section 1 above) to any individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other person (each, a "person") other than to AWW or any person designated in writing by AWW.

            4. NO VOTING TRUST. Each of the Shareholders agrees that such Shareholder will not, nor will such Shareholder permit any person under such Shareholder's control to, deposit any of such Shareholder's Subject Shares in a voting trust or subject any of its Subject Shares to any arrangement with respect to the voting of the Subject Shares inconsistent with this Agreement.

            5. ENFORCEMENT. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of the United States located in the California or in a California state court, this being in addition to any other remedy to which they are entitled at law or in equity, and neither party will oppose the granting of such relief on the basis that the other party has an adequate remedy at law.

            6. TERM AND TERMINATION. Subject to Section 11(f), the term of this Agreement shall commence on the date hereof, and such term and this Agreement shall terminate upon the earliest to occur of (i) the Effective Time,
(ii) the date on which the Merger Agreement is terminated in accordance with its terms and (iii) the date of any amendment or modification of the Merger Agreement, or other agreement entered into in connection therewith, or action taken (including any waiver of the terms of the Merger Agreement) by the Company or AWW which reduces the Merger Consideration. Upon any such termination, no party shall have any further obligations or liabilities hereunder, provided that no such termination shall relieve Shareholder from any willful breach of this Agreement occurring prior to such termination.

            7. CERTAIN EVENTS. Each Shareholder agrees that this Agreement and the obligations hereunder shall attach to such Shareholder's Subject Shares and shall be binding upon any person to which legal or beneficial ownership of such Subject Shares shall pass, whether by operation of law or otherwise, including such Shareholder's heirs, guardians, administrators or successors. In the event of any stock split, stock dividend, merger, reorganization, recapitalization or other change in the capital structure of the Company affecting the Common Stock, or the acquisition of additional shares of Common Stock or other voting securities of the Company by any Shareholder, the number of Subject Shares listed in Schedule A beside the name of such Shareholder shall be adjusted appropriately and this Agreement and the obligations hereunder shall attach to any additional shares of Common Stock or other voting securities of the Company issued to or acquired by such Shareholder.

            8. SHAREHOLDER CAPACITY. No person executing this Agreement who is or becomes during the term hereof a director or officer of the Company (or who has been designated to the Board of Directors of the Company by a Shareholder) makes (or shall be deemed to have made) any agreement or understanding herein in his or her capacity as such director or officer. Without limiting the generality of the foregoing, each Shareholder signs solely in its, his or her capacity as the record and/or beneficial owner, as applicable, of such Shareholder's Subject Shares and nothing herein shall limit or affect any actions taken by a Shareholder (or a designee of a Shareholder) in his or her capacity as an officer or director of the Company in exercising its rights under the Merger Agreement.

            9.    ENTIRE AGREEMENT; NO THIRD PARTY BENEFICIARIES;
AMENDMENT; WAIVER. This Agreement (including the documents and instruments referred to herein) (i) constitutes the entire agreement and supersedes all prior agreements and understandings, written or oral, among the parties with respect to the subject matter hereof and (ii) is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder. This Agreement may not be amended, supplemented or modified, and no provisions hereof may be modified or waived, except by an instrument in writing signed by each of the parties hereto. No waiver of any provisions hereof by any party shall be deemed a waiver of any other provisions hereof by any such party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such party.

            10. NOTICES. All notices, consents, requests, instructions, approvals and other communications provided for herein shall be in writing and shall be deemed to have been duly given if mailed, by first class or registered mail, three (3) business days after deposit in the United States Mail, or if telexed or telecopied, sent by telegram, or delivered by hand or reputable overnight courier, when confirmation is received, in each case as follows:

            If to the Shareholders, to the addresses listed on Schedule A hereto.

            With a copy to:

            Sheppard, Mullin, Richter & Hampton LLP
            333 South Hope Street, 48th Floor
            Los Angeles, CA   90071
            Attention:  John D. Hussey, Esq. and Jon W. Newby, Esq.
            Telephone:  (213) 620-1780
            Facsimile:  (213) 620-1398

            And a copy to:

            Brobeck, Phleger & Harrison
            Spear Street Tower
            One Market Plaza
            San Francisco, CA   94105
            Attention:  Ronald B. Moskovitz, Esq.
            Telephone:  (415) 442-0900
            Facsimile:  (415) 442-1010

            If to AWW, in accordance with Section 8.2 of the Merger Agreement; or to such other persons or addresses as may be designated in writing by the party to receive such notice. Nothing in this Section 10 shall be deemed to constitute consent to the manner and address for service of process in connection with any legal proceeding (including litigation arising out of or in connection with this Agreement), which service shall be effected as required by applicable law.

            11.   MISCELLANEOUS.

                  (a) When a reference is made in this Agreement to Sections, such reference shall be to a Section of this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Wherever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation."

                  (b) This Agreement shall be governed by, and construed in accordance with, the laws of the State of California regardless of the laws that might otherwise govern under applicable principles of conflicts of laws.

                  (c) If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in an acceptable manner and to the end that the transactions contemplated hereby are fulfilled to the extent possible.

                  (d) This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more of the counterparts have been signed by each of the parties and delivered to the other party, it being understood that each party need not sign the same counterpart.

                  (e) Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any Shareholder, on the one hand, without the prior written consent of AWW, nor by AWW, on the other hand, without the prior written consent of the Shareholders, except that AWW may assign, in its sole discretion, any or all of its rights, interests and obligations hereunder to any direct or indirect wholly-owned subsidiary of AWW; provided that notwithstanding such assignment AWW shall remain liable for performance of its obligations hereunder. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

                  (f) The obligations of the Shareholders set forth in this Agreement shall not be effective or binding upon the Shareholders until after such time as the Merger Agreement is executed and delivered by AWW and the Company. Nothing contained in this Agreement shall be construed as containing any liability on the part of the Shareholders under the Merger Agreement.

                           [SIGNATURE PAGES FOLLOW]

            IN WITNESS WHEREOF, AWW has caused this Agreement to be signed by its officer thereunto duly authorized and each Shareholder has signed this Agreement, all as of the date first written above.



                                AMERICAN WATER WORKS COMPANY, INC.


                                By:  /s/ W. Timothy Pohl
                                     ___________________________
                                     W. Timothy Pohl

                                Its: General Counsel and Secretary


                                SHAREHOLDERS:


                                /s/ Roscoe Moss, Jr.
                                ---------------------------------
                                Roscoe Moss, Jr.


                                /s/ George E. Moss, Sr.
                                ---------------------------------
                                George E. Moss, Sr.

                                  SCHEDULE A



SHAREHOLDER                                  NUMBER OF           PERCENTAGE OF
                                            OUTSTANDING         VOTING POWER OF
                                           SHARES OWNED          THE COMPANY (1)

Roscoe Moss, Jr.                              523,878                 17.20%

George E. Moss, Sr.                           378,668                 12.44%




































-------------------------
    1  Based on 3,045,147 total shares outstanding as of October 28, 1999

                                     7


                                 Page 14 of 14